Date: December 29, 2014	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TARSIS RESOURCES LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

January 23, 2015

Record Date for Voting (if applicable) :

January 23, 2015

Beneficial Ownership Determination Date :

January 23, 2015

Meeting Date :

February 27, 2015

Meeting Location (if available) :

410 - 325 Howe St., Vancouver, B.C.

Issuer sending proxy related materials directly to NOBO:

Yes

Issuer paying for delivery to OBO:

No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders

No

NAA for Registered Holders

No

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

87649P108

CA87649P1080

Sincerely,

Computershare

Agent for TARSIS RESOURCES LTD.